UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  VIATEL, INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    925529208
                             ----------------------
                                 (CUSIP Number)








Check the following box if a fee is being paid with the statement [ ]. ** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2 has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

------------------

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13G.

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 2 of 10 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C V-TEL INVESTMENTS, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Citizenship or Place of Organization

               DELAWARE

                   5         Sole Voting Power
  Number of                         1,698,272
   Shares
Beneficially       6         Shared Voting Power
  Owned By                          0
    Each
  Reporting        7         Sole Dispositive Power
   Person                           1,698,272
    With
                   8         Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,698,272

10      Check Box If the Aggregate  Amount in Row (9) Excludes  Certain  Shares*
        [_]

11      Percent of Class Represented By Amount in Row (9)

                             7.59%

12      Type of Reporting Person*

        PN

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 3 of 10 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C RIG CO.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Citizenship or Place of Organization

               DELAWARE

                      5      Sole Voting Power
  Number of                         1,698,272
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           1,698,272
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,698,272

10      Check Box If the Aggregate  Amount in Row (9) Excludes  Certain  Shares*
        [_]

11      Percent of Class Represented By Amount in Row (9)

                             7.59%

12      Type of Reporting Person*

        CO

                                  SCHEDULE 13G

CUSIP No. 925529208                                           Page 4 of 10 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Citizenship or Place of Organization

               UNITED STATES

                      5      Sole Voting Power
  Number of                         1,698,272
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           1,698,272
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                             1,698,272

10      Check Box If the Aggregate  Amount in Row (9) Excludes  Certain  Shares*
        [_]

11      Percent of Class Represented By Amount in Row (9)

                             7.59%

12      Type of Reporting Person*

        IA

                                                              Page 5 of 10 Pages

Item 1(a)      Name of Issuer:

               Viatel, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               800 Third Avenue, New York, NY 10022.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)     S-C V-Tel Investments, L.P. ("S-C V-Tel");

               ii)    S-C Rig Co.; and

               iii)   Dr. Purnendu Chatterjee ("Dr. Chatterjee").

               S-C V-Tel is a Delaware limited  partnership of which S-C Rig Co.
               is  the  sole  general  partner.   Dr.  Chatterjee  is  the  sole
               shareholder of S-C Rig Co.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of S-C V-Tel, S-C Rig Co. and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

Item 2(c)      Citizenship:

               i) S-C V-Tel is a limited partnership formed under the laws of the State of Delaware;

               ii) S-C Rig Co. is a corporation formed under the laws of the State of Delaware; and

               iii) Dr. Chatterjee is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.01 par value (the "Shares")

Item 2(e)      CUSIP Number:

               925529208

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               This Item 3 is not applicable.

                                                              Page 6 of 10 Pages

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of December 31, 1996, the number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

               i) S-C V-Tel may be deemed to have been the beneficial owner of 1,698,272 Shares.

               ii) S-C Rig Co., as the sole general partner of S-C V-Tel, may be deemed to have been the beneficial owner of 1,698,272 Shares.

               iii) Dr. Chatterjee, as the sole shareholder of S-C Rig Co., may be deemed to have been the beneficial owner of 1,698,272 Shares.

Item 4(b)      Percent of Class:

               The   number  of  Shares   which  may  be  deemed  to  have  been
               beneficially owned by each of the Reporting Persons constitutes approximately 7.59% of the total number of Shares outstanding.

Item 4(c)      Number of shares as to which such person had:

S-C V-Tel, S-C Rig Co. and Dr. Chatterjee
-----------------------------------------

    (i)               Sole power to vote or to direct the vote:       1,698,272

    (ii)              Shared power to vote or to direct the vote:         0

    (iii)      Sole power to dispose or to direct the disposition of: 1,698,272

    (iv)       Shared power to dispose or to direct the disposition of:   0

Item 5.        Ownership of Five Percent or Less of a Class:             [_]

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

                                                              Page 7 of 10 Pages

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               This Item 10 is not applicable.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997                     S-C V-TEL INVESTMENTS, L.P.

                                             By:    S-C Rig Co.
                                                    General Partner


                                             By:  /S/ PURNENDU CHATTERJEE
                                                  -----------------------------
                                                  Purnendu Chatterjee
                                                  Sole Director


Date:  February 12, 1997                     S-C RIG CO.



                                             By:  /S/ PURNENDU CHATTERJEE
                                                  -----------------------------
                                                  Purnendu Chatterjee
                                                  Sole Director

Date:  February 12, 1997                     PURNENDU CHATTERJEE


                                             By:  /S/ PURNENDU CHATTERJEE
                                                  -----------------------------
                                                  Purnendu Chatterjee

                                                              Page 9 of 10 Pages

                                    EXHIBITS


                                                                            Page
                                                                           -----

A.   Joint Filing Agreement dated as of February 12, 1997 between each of S-C  V-Tel  Investments  L.P,  S-C  Rig Co.  and Dr.
     Purnendu Chatterjee....................................................10